Exhibit 99.1

Locafy’s Sales Increase with Rapid Adoption of Localizer Product in Insurance Sector

●	74 Independent State Farm Insurance agencies sign up in first eight days
●	US$51K in MRR (around US$613K ARR) added in first sales push
●	AI Sales team launches in U.S. with strong initial customer engagement

PERTH, Australia – September 25, 2025 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a global software-as-a-service technology company specializing in location-based digital marketing solutions, including AI-powered search engine optimization (AI SEO), today announced that LoHi Digital, a Denver-based digital marketing firm, has launched a new AI-driven marketing platform built on Locafy’s advanced technology suite, targeting U.S. Insurance brokers.

LoHi Digital is delivering Locafy’s Localizer solution, Locafy’s flagship product designed to help businesses secure top visibility in local search results. Localizer leverages proprietary technology to consistently deliver top three rankings in Google’s Map Pack, improved placement in organic search results and increased prominence in AI Search engines such as Grok, ChatGPT, Perplexity and Gemini. These outcomes directly drive leads and customer engagement. For agencies, Localizer offers a scalable, recurring-revenue product that delivers measurable ROI to their clients across competitive categories like insurance, home services, and healthcare.

Within its first week of adoption, 50 independently owned and operated State Farm agencies across the U.S. have adopted the platform, with hundreds more expected to join in the coming weeks and months as campaign results become evident. An additional 24 agencies have signed on in the first few days of the second week of adoption, bringing total participation to 74 agencies and currently representing more than US$51,000 in monthly recurring revenue (MRR), or over US$613,000 in annual recurring revenue (ARR).

The platform combines Locafy’s proprietary technology, which accelerates visibility in both Google Map Pack and AI search rankings, with advanced campaign management, SEO tools, and localized lead generation. Leveraging Locafy’s AI-driven search capabilities, participating agencies are already beginning to achieve top rankings for competitive insurance-related searches in their local markets in both Google Map results and in AI search engines.

“This platform is built to scale with agency owners, reshaping how they market themselves by harnessing AI to deliver strategies that are efficient, powerful, and results-driven,” said Danielle DeFrances, founder of LoHi Digital.

Locafy CEO Gavin Burnett added, “Our mission is to make local businesses visible where customers are searching—whether on Google or AI platforms. Seeing the first 64 insurance agencies come on board so quickly underscores the demand for smarter, AI-driven marketing and validates the impact of our technology in highly competitive industries, such as insurance. We believe that the pace of adoption also highlights the ease of implementation and measurable ROI, creating a strong foundation for broader national rollouts.”

“This rapid growth is very exciting for Locafy and our partners—every 120 Localizer sales adds approximately US$1 million in ARR to our top line. Because there are only three spots in Google’s Map Pack, the solution delivers unique value to local businesses, and we anticipate strong retention as long as we continue delivering results,” said Burnett.

The opportunity in insurance is significant. Currently in the U.S., there are more than 880,000 licensed insurance agents and brokers, including over 19,000 State Farm agents alone. With 64 agencies already adopting the platform in its first two weeks, we believe Locafy is only beginning to penetrate one of the largest and most competitive local services markets in the country. Beyond insurance, Locafy sees similar opportunities across vast local services industries such as healthcare, home improvement, and professional trades—markets with millions of small businesses that depend on local visibility to drive growth.

Locafy has also recently signed several new partner agreements with leading agencies in the U.S. and Australia, some of which are already generating sales of five to ten end customers each for the Localizer product.

In addition, Locafy has launched its AI sales team in the U.S., targeting the roofing and home services markets.

About LoHi Digital

LoHi Digital empowers businesses to outpace the competition by merging artificial intelligence and modern marketing techniques. They focus on creative solutions for lead acquisition and growth that adjust rapidly to market changes. For more information, please visit www.lohidigital.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words and include, but are not limited to the use and adoption of Locafy’s products and solutions by partners and parties, the continued adoption of Locafy’s solutions in the US and other industries, and potential revenues generated from the adoption of Locafy’s solutions. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F, filed with the SEC on November 12, 2024, as amended and restated, and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements

Investor Relations Contact

Matt Glover

Gateway Investor Relations

(949) 574-3860

LCFY@gateway-grp.com